UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other events: Announcement of Settlement of the Consent Solicitation

Gurugram, India, August 24, 2023: Renew Energy Global Limited (NASDAQ: RNW, RNWWW), announced the settlement by Renew Power Private Limited, a wholly owned Indian subsidiary, of its consent solicitation of its noteholders whereby such noteholders consented to certain amendments to the indenture dated as of January 29, 2020 between Renew Power Private Limited, HSBC Bank U.S.A., National Association, as trustee, and Axis Trustee Services Limited. A copy of the announcement filed with the Singapore Stock Exchange is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement of Settlement of the Consent Solicitation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 24, 2023	RENEW ENERGY GLOBAL PLC

	By:	/s/ Samir Rai
	Name:	Samir Rai
	Title:	Company Secretary